UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Antero Midstream Partners LP
File No. 1-36719

Antero Midstream GP LP
File No. 1-38075

CF#37206

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Antero Midstream Partners LP and Antero Midstream GP LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-Ks filed on February 13, 2019.

Based on representations by Antero Midstream Partners LP and Antero Midstream GP LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Antero Midstream Partners LP	Exhibit 10.4	through February 12, 2029
Antero Midstream GP LP	Exhibit 10.9	through February 12, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary